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                                                                     EXHIBIT 5.1

                             [OneWorld Systems Logo]


FOR IMMEDIATE RELEASE


Contact:
        Heidi Palmer
        OneWorld Systems, Inc.
        Phone: (408)523-2204
        Email: heidi_palmer@oneworldsystems.com



           ONEWORLD SYSTEMS REPORTS DELISTING FROM NASDAQ STOCK MARKET

SUNNYVALE, Calif., - February 24, 1999 - OneWorld Systems,(TM) Inc. (Nasdaq:
OWLD) reported today that it has been notified of Nasdaq's decision to delist the company's Common Stock from the Nasdaq National Market(TM) due to the failure to meet certain listing requirements. Such notice was received today following the close of the market and is effective immediately. The Company anticipates the trading of its Common Stock will transition to the Over the Counter (OTC) Bulletin Board.




About OneWorld Systems

                 OneWorld Systems, Inc. is headquartered in Sunnyvale, California and develops and manufactures products that enhance and simplify wide-area data communications for the small and medium size office markets. OneWorld(TM) 5000 Communications Servers are designed to be versatile, easy to use, cost-effective and expandable as small offices grow. For more information, visit the company's website at http://www.oneworldsystems.com, or call toll-free in North America at 1-877-697-2677.

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Note to Editors: OneWorld is a registered trademark and OneWorld Systems and the
OneWorld Systems logo are trademarks of OneWorld Systems, Inc., which may be registered in some countries. All other brand names and trademarks mentioned in this document are properties of their respective owners.